ClickSoftware to Optimize Customer Service for DIRECTV’s
Large-Scale Workforce of Technicians in the Field

Multi-million dollar deal to include delivery of a selection of products and services from ClickSoftware's portfolio

BURLINGTON, Mass. (March 30th, 2011) — ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, has been selected by DIRECTV (Nasdaq: DTV), the world’s most popular video service, to help it improve the management and efficiency of its field service technicians and customer service.

           With ClickSoftware’s enterprise-wide workforce management platform, DIRECTV expects to achieve higher productivity, lower operational costs and increased responsiveness.

A highly competitive review that included a mix of best-of-breed and enterprise solutions, DIRECTV sought a solutions partner that understood the complexities of its business, and could deliver a flexible, scalable and proven solution to meet those challenges.

“We are trying to match the business value proposition of providing exceptional service to our customers for installation and service calls with a technology solution,” said Frank A. Palase, senior vice president, IT Strategy & Innovation for California-based DIRECTV.  “We feel ClickSoftware is the technology choice to deliver this value to our customers.”

“Customers are very demanding, and have little patience with less-than-outstanding service – especially when the choices are many. DIRECTV has been incredibly successful in a market where customer loyalty comes hard and we’re extremely pleased to help them find innovative and effective ways to sustain their leadership,” said Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware.  “Being a large and substantial contract, it will contribute to our visibility and financial performance in 2011.  It is pleasing to see how the notion of service chain optimization that we initiated over 15 years ago is becoming the backbone of decision making in leading service companies,” BenBassat added.

Unparalleled Expertise in Cable and Satellite Markets
ClickSoftware’s expertise in the complexities and challenges of the cable industry played a large part in winning the deal with DIRECTV.  This deal represents one of the biggest contracts signed in the history of ClickSoftware. ClickSoftware’s portfolio in the Communications space includes many of the world’s most recognized names, including BSkyB, Cable and Wireless, Portugal Telecom, Rogers Communication, UPC and TELUS.

About ClickSoftware

ClickSoftware® is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, create business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6®’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com. Follow us on Twitter.

Safe Harbor

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding the impact of this agreement on ClickSoftware’s performance in 2011 and visibility of 2011 revenues, and the expected benefits to DIRECTV and its customers from using ClickSoftware’s products. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ClickSoftware Company Contact Melissa Banaszak ClickSoftware melissa.banaszak@clicksoftware.com (781) 272 5903 Ext: 2272	ClickSoftware Media Contact Dan Carlson Corporate Ink dcarlson@corporateink.com (617) 969-9192